Exhibit 1

TRANSACTIONS

The following table sets forth all transactions effected in the last sixty days by or on behalf of the Reporting Persons in respect of the shares of Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on November 29, 2013. All such transactions were dispositions of shares of Common Stock effected by Solus in the open market and the table includes commissions received in per share prices.

Date of Transaction	Number of Shares	Price per Share
10/22/13	(83,045)	$12.21
10/23/13	(54,236)	$11.75
10/24/13	(95,916)	$11.55
10/25/13	(71,860)	$11.33
11/14/13	(434,796)	$7.87